ORRICK

02049167

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

August 7, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 12 2002
WASH. D.C. 180

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of July 19, 2002, enclosed please find copies of the following: (1) An ad-hoc announcement dated August 7, 2002 and (2) FJA AG's 2002 Semiannual Report.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

JKG/ejm
Enclosure

DOCSNY1:863595.1
5-5 JG9

Ad-hoc Announcement

FILE NO.
82-5077

FJA AG: Net income for second quarter rises by 39% to 3.7 million Euro, half-year result in line with plan

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, was able to continue the successful business performance in the second quarter. In this period net income rose by 39 per cent to 3.7 million Euro, EBT increased by 29 per cent to 6.1 million Euro. EBIT rose by 28 per cent to 5.5 million Euro and revenues by 13 per cent to 31.0 million Euro. The corresponding figures for the first half-year amount to: net income 7.1 million Euro (+34 per cent), EBT 11.6 million Euro (+28 per cent), EBIT 10.6 million Euro (+29 per cent), revenues 60.7 million Euro (+14 per cent). This means that FJA is well within plan for the current fiscal year.

Within the second quarter FJA was able to further expand its position as leading provider of standard software for insurance companies, in particular for old age provision. At the same time a newly developed standard software for the administration of subsidies was successfully added to the product range. New customers were won for this new product as well as for the FJA Life Factory. In addition, FJA Life Factory was put into productive operation for several pension funds and company pension schemes. According to plan release 4.0 was completed in the second quarter, so that FJA Life Factory is now also available in thin-client technology. This allows the flexible distribution of business processes of the insurance companies via Internet as well as the full integration of large mainframes. Further new orders were commissioned in the new lines of business Insurance Test Centre, Migration and portal solutions for insurance companies.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D-81373 Munich
Telefon: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 07/08/2002

Ad-hoc Announcement

FILE NO.
82-5077

FJA AG: Net income for second quarter rises by 39% to 3.7 million Euro, half-year result in line with plan

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, was able to continue the successful business performance in the second quarter. In this period net income rose by 39 per cent to 3.7 million Euro, EBT increased by 29 per cent to 6.1 million Euro. EBIT rose by 28 per cent to 5.5 million Euro and revenues by 13 per cent to 31.0 million Euro. The corresponding figures for the first half-year amount to: net income 7.1 million Euro (+34 per cent), EBT 11.6 million Euro (+28 per cent), EBIT 10.6 million Euro (+29 per cent), revenues 60.7 million Euro (+14 per cent). This means that FJA is well within plan for the current fiscal year.

Within the second quarter FJA was able to further expand its position as leading provider of standard software for insurance companies, in particular for old age provision. At the same time a newly developed standard software for the administration of subsidies was successfully added to the product range. New customers were won for this new product as well as for the FJA Life Factory. In addition, FJA Life Factory was put into productive operation for several pension funds and company pension schemes. According to plan release 4.0 was completed in the second quarter, so that FJA Life Factory is now also available in thin-client technology. This allows the flexible distribution of business processes of the insurance companies via Internet as well as the full integration of large mainframes. Further new orders were commissioned in the new lines of business Insurance Test Centre, Migration and portal solutions for insurance companies.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D-81373 Munich
Telefon: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

FILE NO.
82-5077

BEST AVAILABLE COPY


SEMIANNUAL REPORT 2002
FJA AG

FILE NO.
82-5077

SHAREHOLDERS' LETTER

KEY FIGURES (IAS)
1ST HALF-YEAR 2002

	2002 ,000 Euro	2001 ,000 Euro
Revenues / Total output	60,681	53,230
EBITDA (Operating income before depreciation and amortization)	13,455	10,367
EBIT (Operating income)	10,617	8,233
EBT (Result before income taxes and minority interest)	11,640	9,127
Net income (Half-year)	7,115	5,319
Employees as of June 30	871	797

KEY FIGURES (IAS)
2ND QUARTER 2002

	2002 ,000 Euro	2001 ,000 Euro
Revenues / Total output	31,009	27,428
EBITDA (Operating income before depreciation and amortization)	6,957	5,399
EBIT (Operating income)	5,513	4,294
EBT (Result before income taxes and minority interest)	6,076	4,721
Net income (2nd Quarter)	3,700	2,667
Employees as of June 30	871	797

Dear shareholders,

In the first half of 2002, FJA again - in contrary to the sector trend - continued its positive business performance of recent years. Compared with the prior-year period, we increased net income for the period by 34% to 7.1 million Euro and EBIT by 29% to 10.6 million Euro. Revenues for the first half total 60.7 million Euro, placing us within budget for the current financial year.

Over the last few months we have successfully driven forward our core business and further expanded our position as the leading supplier of standard software for old-age provision products. In this context we are especially pleased with the major commission announced in July from Versicherungskammer Bayern (VKB), for whom FJA Life Factory® has already been put into productive operation for the administration of three company pension schemes and two pension funds. The system will also be used to manage VKB's stock of private clients.

Our newly developed standard software for low-cost, efficient administration of the government subsidies for Riester products enjoyed a very positive reception in the market. Five customers have already been named for this product with more likely to follow soon. As this software can be used independently of FJA Life Factory® it also gives us access to new customer groups.

The Migration and Portal Software divisions also developed well, winning more new customers in the shape of Vereinigte Postversicherung (VPV) and Dialog-Lebensversicherung, part of the Generali insurance group.

We are confident that we are on track to continue the company's success into the second half of the year.

Thank you for your confidence.

M. Feilmeier

Manfred Feilmeier

FILE NO.
82-5077

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

Despite investing heavily in our standard software FJA Life Factory® as well as in the development of FJA's new tool for administering Riester subsidies, FJA was able to continue the positive business trend of the first quarter and opposed the sector trend. Net income for the period was up 34% on the prior year period, to 7.1 million Euro. Operating income (EBIT) stood at 10.6 million Euro in the first half of 2002 (2001: 8.2 million Euro) and pre-tax earnings (EBT) were 11.6 million Euro (2001: 9.1 million Euro). Overall, as of 30 June 2002 revenues of 60.7 million Euro had been generated (previous year 53.2 million Euro).

In keeping with international practice, finished goods and services and work in progress are valued in accordance with IAS 11 by the percentage-of-completion method. This means that sales revenues in this reporting period correspond to total output in the first half of the previous year. We made this change to comply with the repeatedly expressed wish that we use the standard terminology of the English-speaking world.

SEGMENT REPORTING

Besides its head office in Germany, FJA AG is represented through its subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80% in FJA OdaTeam in Slovenia.

Because of the special economic situation triggered by the pensions reform in the area of private and company pension provision, the focus in the first half of 2002 remained on the German market. Here, FJA further consolidated its leading position as a supplier of standard software for old-age provision products and won new customers with its expanded product range. Overall, sales revenues in Germany added up to 55.7 million Euro.

In Switzerland sales revenues of around 4 million Euro were generated, in Austria the figure was around 737 thousand Euro, while Slovenia contributed approximately 97 thousand Euro to total revenues.

In the USA sales to American customers came to 142 thousand Euro in the first half of the year. At the same time, on account of high demand for new software products in Europe, 1.1 million Euro was invoiced with the FJA group of companies.

FILE NO.
82-5077

COSTS AND REVENUES

In readiness for the planned growth in employee numbers we took up a lease on, and moved into, another office building in Munich during the reporting period. Reflecting this costs have risen slightly.

There was little change in the costs of purchased services. In a few areas the costs increased slightly due to inflation. There was a moderate price rise for FJA software licences and invoiced advisory services, in line with the market.

RESEARCH & DEVELOPMENT AND INVESTMENTS

The first half of 2002 was characterised by high levels of expenditure on research and development and, again, a large investment volume to equip us to successfully meet future challenges. The following areas were top of the spending agenda:

Further development of standard software
The major part of the investment was in FJA Life Factory ', which is available for the first time in thin-client technology in the completed Release 4.0. This new technology offers insurers considerable savings potential, as the central installation of the software removes the need for costly maintenance and updates at individual workstations. At the same time, the new technology means the system can also be used via the Internet and Intranet. All that is needed is one of the common browsers.

We also invested funds in Release 3.8 of Life Factory ', which has been necessitated by legislative requirements and the fiscal provisions relating to old-age provision products.

New standard software
The development of standard software for administering Riester subsidies for government-subsidised pension provision went ahead full steam in the second quarter of 2002. In future this new standard software will enable efficient and transparent handling of all processes between providers of old-age provision products, the government subsidy authority and the recipients of the subsidies.

In the sphere of company pension provision, we continued to invest in the development of the FJA Employer Portal. The FJA Employer Portal enables the efficient and secure processing of transactions between employer and pension provider (e.g. "company pension schemes" or a "pension fund"), to achieve considerable cost savings and ease much of the burden on specialist and IT departments on both sides. Moreover, information will be made available to employers and employees via the FJA Employer Portal (inter alia, on pension news and the current legal situation). The tool can also be used to encourage more employees to take out company pension provision within an existing framework agreement.

FILE NO.
82-5077

EMPLOYEES

As of the reporting date, 30 June 2002, the FJA group of companies employed 871 people (previous year 797 employees). Compared with the prior-year period this equates to a growth of 74 (+ 9.3%) employees. Also in the second quarter the number of freelance employees was further reduced, to be replaced by permanent staff.

As the broad qualifications and high motivation of employees is one of the cornerstones of FJA's success, the focus of Human Resources in the first half of 2002 was very much on personnel development. The objective of the extensive measures to define positions and enable individuals to achieve further qualifications is to encourage each individual employee's potential and to be able to offer each employee attractive prospects within the company also in the long term.

Evidence of the high level of employee satisfaction at FJA is the turnover rate, which was again below the sector average in the first half of 2002. This satisfaction is also reflected in our success gaining yet more new colleagues in large numbers through our Refer-a-friend programme, in which employees recruit new employees from amongst their friends and acquaintances.

At the same time, we forged ahead with personnel marketing. FJA had an even greater presence at career fairs in the first half of the year. Potential new recruits were also addressed directly via university-based events.

ORDER POSITION

The order position developed well in the first half of 2002. As well as high capacity utilisation within existing projects, FJA was able to win a whole series of new customers for the newly developed standard software for administering subsidies for Riester products.

In the Migration division, Vereinigte Postversicherung (VPV) commissioned FJA to migrate the life insurance stock of the former Postversicherung to the standard software FJA Life Factory ' installed at VPV.

In the Portal Solutions area, FJA received an order from Dialog-Lebensversicherung to supply an Internet-based service portal to support its freelance agents.

DIVIDENDS

As in the past, FJA wants its shareholders to participate in the company's success for the 2001 financial year by means of the dividend. The AGM on 11 July 2002 followed the recommendation of the Executive Board and Supervisory Board to increase the dividend by 50%, to 0.60 Euro per share.

FILE NO.
82-5077

EVENTS OF PARTICULAR IMPORTANCE

After successfully integrating FJA Innosoft GmbH into FJA Feilmeier & Junker GmbH preparations are now underway for the final merger of the two companies. The entire business of FJA Innosoft, including all employees, will be transferred to FJA Feilmeier & Junker GmbH, in order to streamline structures within the company and save on costs.

OUTLOOK

Despite the generally difficult economic situation, from today's perspective we still expect to achieve the targets set for the 2002 financial year and that FJA will once more grow considerably faster than the market as a whole.

Our strategy for the next few years is on the one hand to further develop and supplement our standard software for the life and health insurance sector and on the other to further expand new areas of business such as portal solutions, migration and software testing.

In the area of standard software, we have already set the course in recent months for tapping into new customer potential, with the conversion of FJA Life Factory ' to thin-client technology. At the same time we have expanded our product range with FJA Riester subsidy administration, another major building block. Moreover, our participation in the company insiders technologies GmbH places SmartFIX at our future disposal - a proven software for recording and classifying documents. This can be integrated very well into our administration systems for life and health insurance and thus offers our customers considerable potential savings in the costly process of recording applications and other documents.

We also believe there is a growing market for our field staff solutions and portal solutions. It is becoming increasingly important for insurers to organise communication with their field staff and their customers as efficiently and cheaply as possible.

We also expect rising demand for our migration solutions, as the increasing consolidation in the insurance industry creates the ever more frequent need to merge insurance stock.

Not least in light of our recent announcement of a major commission from Versicherungskammer Bayern, we are confident of achieving our targets for 2002 and of continuing our positive business development into the future.

Munich, August 2002

The Executive Board

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
FOR THE 1ST HALF-YEAR 2002 AND 2001

	Jan 1 until June 30, 2002 ,000 Euro	Jan 1 until June 30, 2001 ,000 Euro
Revenues	60,681	44,541
Changes in inventories of finished goods and work in progress	0	8,689
Revenues / Total output	60,681	53,230
Cost of services and purchased materials	-3,034	-5,214
Personnel expenses	-32,307	-26,960
Other operating income	585	647
Other operating expenses	-12,470	-11,336
Depreciation and amortization	-2,838	-2,134
Operating income	10,617	8,233
Interest income and expenditure	1,027	901
Foreign currency exchange gains and losses	-4	-7
Result before income taxes and minority interest	11,640	9,127
Income tax	-4,548	-3,800
Result before minority interest	7,092	5,327
Minority interest	23	-8
Net income (Half-year)	**7,115**	**5,319**
Earnings per share (basic) in Euro	0.93	0.70
Earnings per share (diluted) in Euro	0.93	0.69
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,680,561

Quarterly result on following page

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
FOR THE 2ND QUARTER 2002 UND 2001

	April 1 until June 30, 2002 ,000 Euro	April 1 until June 30, 2001 ,000 Euro
Revenues	31,009	23,302
Changes in inventories of finished goods and work in progress	0	4,126
Revenues / Total output	31,009	27,428
Cost of services and purchased materials	-1,316	-2,630
Personnel expenses	-16,317	-13,749
Other operating income	328	116
Other operating expenses	-6,747	-5,766
Depreciation and amortization	-1,444	-1,105
Operating income	5,513	4,294
Interest income and expenditure	568	437
Foreign currency exchange gains and losses	-5	-10
Result before income taxes and minority interest	6,076	4,721
Income tax	-2,377	-2,049
Result before minority interest	3,699	2,672
Minority interest	1	-5
Net income (2nd Quarter)	**3,700**	**2,667**
Earnings per share (basic) in Euro	0.48	0.35
Earnings per share (diluted) in Euro	0.48	0.35
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,680,561

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets	Fiscal year as of June 30, 2002 ,000 Euro	Fiscal year as of Dec 31, 2001 ,000 Euro
Current assets		
Cash and cash equivalents	10,165	7,730
Marketable securities	31,256	35,232
Trade accounts receivable	58,912	26,135
Inventories	0	22,384
Prepaid expenses and other current assets	4,149	3,903
	104,482	**95,384**
Fixed assets		
Property, plant and equipment	13,653	12,382
Investments	50	50
Goodwill	3,835	4,126
Deferred tax asset	78	270
Other assets	330	316
	17,946	**17,144**
Total assets	**122,428**	**112,528**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	Fiscal year as of June 30, 2002 ,000 Euro	Fiscal year as of Dec 31, 2001 ,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	452	452
Trade accounts payable	2,252	1,793
Accruals*	2,880	8,282
Income tax payable	7,473	5,612
Other current liabilities*	9,950	4,013
	23,007	**20,152**
Long-term debt		
Long-term debt	452	903
Deferred taxes	2,013	627
Pension provision	1,098	1,044
Minority interest	42	66
	3,605	**2,640**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Retained earnings	35,365	28,250
Other, such as: Consolidated profit reserves, Difference due to currency conversion	- 1,145	- 110
	95,816	**89,736**
Total liabilities and shareholders' equity	**122,428**	**112,528**

* In accordance with IAS 37, some of the accruals were allocated to the other current liabilities at 30.06.2002.

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	Jan 1 until June 30, 2002 ,000 Euro	Jan 1 until June 30, 2001 ,000 Euro
Cash flow from operating activities		
Profit before income tax		
Net income (after tax)	7,092	5,327
Income tax	4,548	3,800
	= 11,640	**= 9,127**
Adjustments:		
Depreciation of intangible and tangible fixed assets	2,838	2,134
Change in long-term receivables	- 14	0
Increase in pension provisions	54	59
Interest income	- 1,073	- 952
Interest expenditure	46	50
Changes in:		
Inventories	22,384	- 8,663
Trade accounts receivable	- 32,777	- 5,720
Other assets and deferred items	- 245	- 371
Other accruals	- 5,402	- 11
Trade accounts payable	459	2,038
Other liabilities and deferred liabilities	5,936	- 612
Income tax paid	- 1,108	- 1,690
	2,738	**- 4,611**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	Jan 1 until June 30, 2002 ,000 Euro	Jan 1 until June 30, 2001 ,000 Euro
Cash flow from investing activities		
Disposal / Acquisition of marketable securities	3,080	2,121
Cash ouflow due to acquisition of OdaTeam	0	- 468
Investments in tangible assets	- 4,095	- 4,635
Cash inflow due to disposal of tangible assets	174	114
	- 841	**- 2,868**
Cash flow from financing activities		
Repayment / Issuance of short-term financial debts	- 452	1,207
Interest received	1,073	952
Interest paid	- 46	- 50
	575	**2,109**
Exchange rate related and other changes not relevant for cash flow	**- 36**	**67**
Change in liquid assets	**2,435**	**- 5,303**
Cash & cash equivalents at beginning of period	7,730	14,710
Cash & cash equivalents at end of period	10,165	9,407
Cash & cash equivalents + investments at beginning of period	42,962	52,028
Cash & cash equivalents + investments at end of period	41,421	44,604

FILE NO.
82-5077

EQUITY CAPITAL (IAS)

Shareholders' equity	Subscribed capital ,000 Euro	Capital reserves ,000 Euro	Group profit ,000 Euro	Other ,000 Euro	Equity capital ,000 Euro
As of January 1, 2002	7,650	53,946	28,250	-110	89,736
Dividends					
Consolidated profit			7,115		7,115
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-1,034	-1,034
As of June 30, 2002	7,650	53,946	35,365	-1,144	95,817

FILE NO.
82-5077

FJA SHARE

Stock exchange segment	Neuer Markt, Frankfurt
Number of shares	7,650,000
German code (WKN)	513 010
ISIN	DE0005130108
IPO	February 21, 2000
Associated Index	CDAX, NEMAX 50 STOXX, FTSE ETX

DIRECTOR HOLDINGS AS OF JUNE 30, 2002

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	12,000
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	–
Prof. Dr. Helmut Köhler	1,285	–
Thomas Nievergelt	52	–

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89 76901-0
Fax: +49 89 7698813

Internet: www.fja.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: + 49 89 76901-144
E-Mail: investor.relations@fja.com